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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                  ----------

                                 SCHEDULE 13G


            Information statement pursuant to Rule 13d-1 and 13d-2

                           (Amendment No.  4   )(1)


                         MET-COIL SYSTEMS CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of class of securities)


                                  590850-10-3
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                                (CUSIP number)


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Check the following box if a fee is being paid with this statement [].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                       (CONTINUED ON FOLLOWING PAGE(S))


                              (Page 1 of 4 Pages)





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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                    SCHEDULE 13G
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------------------------                                ------------------------
 CUSIP NO.  590850-10-3            13G                    Page  2  of  4  Pages
------------------------                                ------------------------

================================================================================
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       Met-Coil Systems Corporation Retirement Plan
       EIN 42-1027215
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) []
      Not Applicable                                                   (b) []

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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Iowa
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 NUMBER OF          5   SOLE VOTING POWER
 SHARES                  0
 BENEFICIALLY
 OWNED BY          -------------------------------------------------------------
 EACH               6    254,176
 REPORTING              SHARED VOTING POWER
 PERSON WITH       -------------------------------------------------------------
                    7    0
                        SOLE DISPOSITIVE POWER
                   -------------------------------------------------------------
                    8    254,176
                        SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       254,176

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     []
       Not Applicable

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       8.0%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
       EP

================================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP 590850-10-3                    13G                    PAGE 3 OF 4 PAGES


ITEM 1 (A).  NAME OF ISSUER:
                  Met-Coil Systems Corporation

ITEM 1 (B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  5486 Sixth Street SW
                  Cedar Rapids, IA  52404


ITEM 2 (A).  NAME OF PERSON FILING:
                  Met-Coil Systems Corporation Retirement Plan
                  (the "Plan")


ITEM 2 (B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:
                  5486 Sixth Street SW
                  Cedar Rapids, IA  52404

ITEM 2 (C).  CITIZENSHIP
                  Not Applicable

ITEM 2 (D).  TITLE OF CLASS OF SECURITIES:
                  Common Stock

ITEM 2 (E).  CUSIP NUMBER:
                  590850-10-3


ITEM 3.(F).  THE PERSON FILING IS A:
             (x) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

ITEM 4.      OWNERSHIP AS OF:

             (a)  Amount Beneficially Owned:   .....................  254,176

             (b)  Percent of Class:   ..............................    8.0%

             (c)  Number of shares as to which such person has:

                      (i)   Sole power to vote or to
                            direct the vote   ......................       0

                      (ii)  Shared power to vote or to
                            direct the vote   ...................... 254,176

                      (iii) Sole power to dispose or to
                            direct the disposition of  .............       0

                      (iv)  Shared power to dispose or to
                            direct the disposition of  ............. 254,176




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CUSIP 590850-10-3                   13G                      PAGE 4 OF 4 PAGES



ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                  Not Applicable


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
                  Participants in the Plan have the right to receive dividends from, and the proceeds from the sale of the Common Stock of, Met-Coil Systems Corporation held by the Plan.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
                  Not Applicable


ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  Not Applicable


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:
                  Not Applicable


ITEM 10.     CERTIFICATION:
                  By signing below the reporting person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February  13, 1998

                                     MET-COIL SYSTEMS CORPORATION
                                     RETIREMENT PLAN




                                     By: Katie M. Michael\s\

                                     -----------------------------------------
                                     Name:  Katie M. Michael
                                     Title:  Trustee